September 14, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jennifer Angelini

Re:	FIGS, Inc.
Registration Statement on Form S-1 (File No. 333-259504)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of FIGS, Inc. (the “Registrant”) dated September 13, 2021. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s Class A common stock pursuant to the above-captioned Registration Statement are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act of 1933, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:30 p.m. Eastern Time, on Wednesday, September 15, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC

As representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
Name:	Ryan Cunn
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kyle A. Corcoran
Name:	Kyle A. Corcoran
Title:	Executive Director

[Signature Page to Acceleration Request Letter]